1650 TYSONS BOULEVARD	morrison & foerster llp
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MCLEAN, VIRGINIA 22102	los angeles, palo alto,
TELEPHONE: 703.760.7700	san diego, washington, d.c.
FACSIMILE: 703.760.7777	denver, northern virginia,
WWW.MOFO.COM	orange county, sacramento,
walnut creek, century city
tokyo, london, beijing,
shanghai, hong kong,
singapore, brussels
February 14, 2007
Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Room 4561
Washington, DC 20549

Re:	Sourcefire, Inc.
Registration Statement on Form S-1 filed October 25, 2006, as amended on December 12, 2006, December 22, 2006 and January 19, 2007
File No. 333-138199
Dear Ms. Jacobs:
          We enclose herewith, on behalf of Sourcefire, Inc. (the “Company”), clean and marked copies of Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”), together with responses to the comments raised by the Staff in its comment letter dated February 9, 2007. Amendment No. 4 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 4.
Amendment No. 3 to Registration Statement on Form S-1
1.	We note your response to comment 3 of our letter dated January 10, 2007. You have presented information in your prospectus from IDC and Gartner that is not otherwise available to the public at little or no cost. Notwithstanding your assertion that IDC and Gartner are not experts and that no opinion is being expressed by them with respect to the data presented, the data has in fact been collected, compiled and prepared by them for consumption by others. As evidenced by your citation to them in this registration statement, their reference as the source of the data appears to afford confidence to potential investors of such data. As such, Rule 436(b) under the Securities Act would appear to require consents of IDC and Gartner for the use of their information in your disclosure. Please provide the requested consents or revise the disclosure to eliminate the references to IDC and Gartner and indicate that the data as your own.

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

The Company has revised the disclosure on pages 2, 3, 25, 53 and 55 of Amendment No. 4 to eliminate references to IDC and Gartner, Inc. in response to the Staff’s request.

2.	We note your response to comment 7 of our letter dated January 10, 2007 that holders of the requisite number of shares of preferred stock have consented to cause automatic conversion of all series of preferred stock upon consummation of the offering since the automatic conversion feature of your preferred securities contained in your articles of incorporation will likely not be triggered given the estimated offering range. File any material agreements relating to this action as exhibits or advise why such agreements are not required to be filed. We further note that your offering contemplates selling stockholders. Please note our guidance with respect to the registration for resale of shares underlying convertible securities sold in a private placement as set forth in interpretation 3S of the Securities Act Section portion of the March 1999 supplement to our manual of publicly available telephone interpretations for additional guidance. If any holders of preferred stock are to be selling stockholders, please provide us your analysis as to whether your preferred stockholders’ election to convert evidences a completed private placement prior to the filing of your registration statement. Please also advise us of the exemption upon which you are relying upon for the issuance of shares of common stock upon the conversion of the outstanding preferred stock.

In the years prior to the initiation of this offering, the Company entered into four rounds of venture capital financing and issued four classes of convertible preferred securities in private placement transactions, closing as early as 2002 and as recently as June 2006. As is typical in venture financing transactions, the rights of these convertible preferred securities were structured so that the preferred stock converts into common stock either upon a qualified public offering in which the offering price per share of common stock is above a certain threshold, or at any time at the discretion of holders of a certain number of preferred stock shares. Because the price per share of common stock in the offering will not be known until just prior to the completion of the offering, the requisite holders of the Company’s preferred stock consented, before the initial filing of the Registration Statement, to a conversion of all of the Company’s preferred stock into common stock, effective upon the effectiveness of the offering.

The Company received consents from the requisite number of holders of each class of preferred stock to invoke a “drag along” feature (which the Company believes is a typical feature of preferred stock in venture capital-backed companies) that will convert all of the Company’s outstanding preferred stock into common upon the effectiveness of the offering. These consents were simply ministerial implementing documents through which pre-existing and long-standing rights of holders of the

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

Company’s preferred stock, under agreements already filed as exhibits to the registration statement, were exercised. The Company therefore believes that the documents through which the preferred holders elected to convert are not material contracts as defined in Item 601(b)(10) of Regulation S-K and are not required to be filed as exhibits to the Registration Statement.

The Company solicited and received the requisite consent of the holders of the Company’s preferred stock to convert into common stock in October 2006, prior to the Company’s initial filing of the Registration Statement. As such, any investment decision on the part of the holders of the Company’s preferred stock to convert, pursuant to pre-existing rights that had existed in some cases for years, was made before the registration event. The sales of the Company’s preferred stock were in all instances issued pursuant to the private placement exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company believes that the conversion of these securities qualifies for the exemption from registration contained in Section 3(a)(9) of the Securities Act. Given that all the prior private placements were completed before the commencement of the public offering, the Company respectfully submits that the guidance in interpretation 3S of the Securities Act Section portion of the March 1999 supplement to the manual of publicly available telephone interpretations is not applicable to the transactions contemplated by the Registration Statement. The right to convert the Company’s preferred stock into common stock existed well before the public offering, and the investment decision to convert such shares was also made prior to the filing of the Registration Statement for the public offering. However, even if interpretation 3S is deemed applicable to the Company’s facts because of the soliciting and receipt of the irrevocable consents to convert, the requirements of interpretation 3S would have been met, since the filing of the Registration Statement did not occur until after those consents had been obtained. Accordingly, as a result of having obtained this binding consent prior to the filing of the Registration Statement, the conversion of the preferred stock into common stock will occur at a conversion price not based on market price or a fluctuating ratio and with no conditions to closing within the investor’s control.
Management’s Discussion and Analysis, pages 33-50
3.	We note your response to comment number 6. In your response you indicate that your products perform a similar function — providing network security, thus, they are viewed as being in one group of similar products as provided for in SFAS 131. Regarding your products we note the following:
•	We note that customers purchase your products both individually and jointly with each other.

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

•	Your products are sold separately and have different pricing structures.

•	Your products can operate independently of each other.

•	Your response to previous comment number 23 in the December 12, 2006 response letter indicates that you separately track unit volume, average price per unit and the overall split between the three components.

•	Your products appear to have different gross margins and possibly differing sales trends.

•	We also note that you have addressed separately the impact of new product releases on operating results within MD&A.
Based on the information provided, the dissimilar characteristics and the nature of each of your products (as noted above) it would appear that the information required by paragraph 37 of SFAS 131 is required. Further, within MD&A you should expand your disclosures to address the operating results and activity within your product lines as well as addressing trends therein in order for the reader to obtain a clear understanding in assessing both fixture and past performance. We reference Item 303(a)(3)(ii) of Regulation S-K. Please revise accordingly.

The Company believes that its current disclosure of product revenue complies with paragraphs 37-39 of SFAS 131. Paragraph 7 of SFAS 131 “requires that an enterprise report certain information about the revenues that it derives from each of its products and services (or groups of similar products and services)” (emphasis added). Paragraph 37 states that “an enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so” (emphasis added). The Company further believes that its current product offerings are “similar products” as used under SFAS 131. Specifically, the 3D solution is a “group of similar products” that work in combination to provide a unified network security solution. As an example, Intrusion Sensors deployed by a Company customer without a Defense Center could monitor network traffic; however, there would be no practical way for the customer to manage or act on the security threat events generated by those Intrusion Sensors (a typical enterprise, whether using the Company’s products or those of a competitor, must evaluate tens of thousands of potential security events on a daily basis). In the Company’s 3D solution, the Defense Center is the aggregation point where these security events are collected and analyzed. Similarly, a Defense Center deployed on its own without Intrusion Sensors would serve little purpose as there would be neither sensors to manage nor security events to collect. In fact, the Company has never sold a stand-alone Defense Center. Lastly, the RNA sensor of the 3D solution generates security events, or security notifications, relating to network behavior and

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

composition and forwards those events to the Defense Center for correlation with the threat events generated by Intrusion Sensors. Awareness of the behavior and composition of a network provides the contextual framework for automating the analysis of threat events. RNA is intended to be used only with our Defense Center. RNA currently has little practical use as a stand-alone product and we have never sold it as a stand-alone product. The combination of these three components, therefore, creates a highly efficient solution for addressing the entire collection of issues associated with Intrusion Detection, Intrusion Prevention, and the management of security events. The Company believes that this unified combination of capabilities provides its customers with a superior network security solution versus that offered by the Company’s competitors. Thus, while the Company’s customers purchase various quantities of the Company’s products in various combinations, the deployment model most favored by customers is the full 3D solution that can be extended and enhanced as the customers’ security needs dictate.

The Company has disclosed that its product revenues include sales to existing customers. These existing customers have, typically, already deployed two or more components of the 3D solution and are adding depth to their security event gathering and/or analysis capabilities. These purchases by existing customers most often target incremental traffic analysis capacity in existing data center locations, in new data center locations or in additional satellite offices.

The Company’s conclusion that its current product offerings represent a group of similar products is further supported by the way in which it manages its business. The Company’s management and the chief operating decision maker review product sales on a per customer basis without regard to individual volume sales of products within the 3D solution. Additionally, the 3D solution is marketed and sold as a unified solution. Company sales personnel are not provided sales targets for individual products and are compensated identically for sales of any portion of the 3D solution.

With respect to paragraphs 101 and 103 of SFAS 131, the Company has revised the disclosure on pages 42 to 44 of Amendment No. 4 to include additional discussion of product revenue trends beyond those previously disclosed, in furtherance of the belief that an analysis of trends in revenues from products and services is important in assessing both past performance and prospects for future growth.
Description of Capital Stock, pages 79-80
4.	We note your response to comment number 7 and will review your future response once the offering range has been established.

The Company has revised its disclosure on pages 38 to 40 of Amendment No. 4. It is the Company’s understanding that this disclosure, together with the expected offering range that was previously submitted confidentially by the Company to the Staff, is sufficient for the Staff to perform a substantive review of the Company’s disclosure under the heading “Description of Capital Stock” beginning on page 94 of Amendment No. 4.

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

Notes to the Consolidated Financial Statements
Note 8 Stock Incentive Plan, page F-22
5.	We note your response to comment number 14. If any portion or opinion of an expert or counsel is quoted or summarized in a registration statement, the written consent of the expert should be filed as an exhibit to the registration statement and shall expressly state that the expert or counsel consents to such quotations or summarization. We refer you to Rule 436(a) under the Securities Act. Please revise to include the expert’s consent.

The Company has revised the disclosure on pages 38 to 40 and F-21 of Amendment No. 4 to respond to the Staff’s request.

6.	We note your responses to comments numbers 14-16. Since you are relying in part on a contemporaneous valuation performed by an unrelated valuation specialist please revise MD&A to provide all the relevant disclosures identified within paragraph 182 of the AICPA “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” (the “Practice Aid”). For example, we note that your enterprise valuation relies in part on a market approach, however, your disclosure does not address the significant factors, assumptions and basis for methodologies employed in determining fair value of your equity securities. Considering that you have more than one class of equity you have not disclosed the significant factors, assumptions and methodologies used to allocate enterprise value. Please revise to more fully and clearly discuss within MD&A the significant factors, assumptions, and methodologies utilized in determining fair value of your common stock.

The Company has revised the disclosure on pages 38 to 40 of Amendment No. 4 to respond to the Staff’s request.

7.	We note your response to comment number 7. The staff respectfully reminds the company to provide the disclosures required by paragraph 180 of the Practice Aid once the IPO price range has been determined.

The Company notes the Staff’s comment and will provide any disclosures required by paragraph 180 of the Practice Aid once the IPO price range has been determined.
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     We appreciate in advance your time and attention to this amendment, as well as to our responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 703-760-7700.

Barbara C. Jacobs
Securities and Exchange Commission
February 14, 2007

Sincerely,

/s/ Jacob D. Bernstein

Jacob D. Bernstein, Esq.

cc:	E. Wayne Jackson, III
Joseph M. Boyle, Esq.
Thomas J. Knox, Esq.
Jeffrey S. Marcus, Esq.